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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                  SCHEDULE TO
                                 (Rule 14D-100)

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                               (Final Amendment)

                                ----------------
                  CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST
      (as successor in interest to Renaissance Capital Partners II, Ltd.)
                       (Name of Subject Company (Issuer))

                                ----------------
                         SULZER MEDICA USA HOLDING CO.
                               SULZER MEDICA LTD.
                                   (Offerors)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                                  Trust Units
                         (Title of Class of Securities)
                                      N/A
                     (CUSIP Number of Class of Securities)
                                ----------------
                              David S. Wise, Esq.
                             Sulzer Medica USA Inc.
                       3 East Greenway Plaza, Suite 1600
                              Houston, Texas 77046
                           Telephone: (713) 561-6365
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                                    Copy to:
                                 Peter D. Lyons
                              Shearman & Sterling
                             555 California Street
                        San Francisco, California 94104
                                 (415) 616-1100
                                ----------------
                        CALCULATION OF REGISTRATION FEE

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
           Transaction Valuation*                          Amount of Filing Fee**
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                 $30,000,000                                       $6,000
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
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1,387.12, the per Unit tender offer price, by 21,627, the number of units subject to the tender offer.
**   Calculated as 1/50 of 1% of the transaction value. Previously paid.
[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:                     Filing Party:
                            -------------------               -----------------
     Form or Registration No.:                   Date Filed:
                              -----------------              ------------------
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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

   This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on November 28, 2000 as amended by Amendment No. 1 to the Schedule TO filed with the Commission on December 13, 2000 (the "Schedule TO"), by Sulzer Medica USA Holding Co., a Delaware corporation ("Purchaser"), and Sulzer Medica Ltd. ("Parent"), a company organized under the laws of Switzerland. The Schedule TO relates to the offer by Purchaser to purchase up to 21,627 Trust Units (representing 50% of the total number of Trust Units) of Capital Partners II, Ltd. Liquidating Trust, a liquidating trust (the "Trust"), at a purchase price of $1,387.12 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 28, 2000 (the "Offer to Purchase") and in the related Transfer Agreement and instructions thereto, copies of which are filed as Exhibits(a)(1) and (a)(2), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 8. Interest in Securities of the Subject Company.

   Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

   At 12:00 midnight, New York City time, on Tuesday, December 26, 2000, the Offer expired. Based on a preliminary count, approximately 32,885 Trust Units were validly tendered and not withdrawn pursuant to the Offer. Such shares constituted approximately 76% of the outstanding Trust Units. On December 27, 2000, effective as of 12:01 a.m., 21,627 of such Trust Units were accepted for payment from beneficiaries on a pro rata basis, with such adjustments to eliminate fractions as we determined, in our sole discretion. A copy of a press release announcing the expiration of the Offer and the acceptance of such Trust Units is attached hereto as Exhibit (a)(5).

 Item 12. Material to Be Filed as Exhibits.
 (a)(1)*  Offer to Purchase dated November 28, 2000.
 (a)(2)*  Form of Transfer Agreement and Instructions Thereto.
 (a)(3)*  Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
 (a)(4)*  Press Release issued by Purchaser and affiliates on November 28,
          2000.
 (a)(5)   Press Release issued by Purchaser and affiliates on December 27,
          2000.
 (d)(1)* Agreement, dated as of November 17, 2000, among Purchaser and the Liquidating Trustee.
 (d)(2)*  First Amended Option Agreement, dated September 29, 2000, between
          Tutogen Medical GmbH and Parent.
 (d)(3)*  First Amended International Distribution Agreement, dated September
          29, 2000 between Tutogen Medical GmbH and Sulzer Spine-Tech Inc.
 (d)(4)*+ First Amended U.S. Service Agreement, dated September 29, 2000, between Tutogen Medical, Inc. and Sulzer Spine-Tech Inc.
 (d)(5)*+ First Amended Processed Tissue Development and License Agreement, dated September 29, 2000, between Tutogen Medical GmbH and Sulzer
          Spine-Tech, Inc.
 (d)(6)*+ Xenograft Distribution Agreement, dated September 29, 2000, between
          Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(7)*+ U.S. Service Agreement, dated September 29, 2000, between Tutogen
          Medical, Inc. and Sulzer Calcitek Inc.
 (d)(8)*  Processed Tissue Development and License Agreement, dated September
          29, 2000, between Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(9)*  First Amended Umbrella Agreement, dated September 29, 2000, among
          Tutogen Medical GmbH, Tutogen Medical, Inc., Sulzer Spine-Tech, Inc.
          and Parent.

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*  Previously filed.
+ The Purchaser has applied for confidential treatment of portions of this exhibit. Accordingly, portions thereof have been omitted and have been filed separately with the Commission.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2000

                                          SULZER MEDICA USA HOLDING CO.

                                          By:   /s/ David S. Wise
                                             __________________________________
                                               Name: David S. Wise
                                               Title: Secretary

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2000

                                          SULZER MEDICA LTD.

                                          By:   /s/ Andre P. Buchel
                                             __________________________________
                                               Name: Andre P. Buchel
                                               Title: Chief Executive Officer

                                          By:   /s/ Vanessa Oelz
                                             __________________________________
                                               Name: Vanessa Oelz
                                               Title: Secretary General

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
 (a)(5)  Press Release issued by Purchaser and affiliates on December 27, 2000.


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